Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 11, 2009

Relating to Registration Statement on Form S-3 Registration No. 333-148758

Metabolix, Inc.

3,000,000 shares

This free writing prospectus relates only to the securities described in, and should be read together with, the prospectus dated November 10, 2009 (the “Prospectus”) included in Metabolix, Inc.’s Registration Statement on Form S-3 (Registration No. 333-148758) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:	Metabolix, Inc.
Symbol:	MBLX
Shares offered by the Issuer:	3,000,000 shares
Price to the public:	$9.00
Net proceeds to the Issuer:	$25.3 million
Dilution:

As of September 30, 2009, Metabolix, Inc. had a per share net tangible book value of common stock of $1.49. Based on the public offering price of $9.00 per share, if you purchase shares of common stock in this offering, you will suffer dilution of approximately $6.71 per share in the net tangible book value of the common stock and as a result of the offering, the per share net tangible book value of common stock will increase by approximately $0.80.

Trade date:	November 11, 2009
Closing date:	November 16, 2009
CUSIP:	591018 80 9
Underwriters:	Jefferies & Company and Thomas Weisel Partners LLC

The issuer filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, a written prospectus and accompanying prospectus supplement related to the offering may be obtained from Jefferies & Company, Inc., 520 Madison Avenue, New York, NY 10022, or by telephone at 1-888-449-2342 or Thomas Weisel Partners LLC, One Montgomery Street, San Francisco, California 94104 (415) 364-2720.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.